As filed with the Securities and Exchange Commission on September 22, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PACIFIC CONTINENTAL CORPORATION

(Exact name of registrant as specified in its charter)

Oregon	6022	93-1269184
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

111 West 7th Avenue

Eugene, Oregon 97401-4200

(541) 686-8685

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Hal M. Brown

Chief Executive Officer

111 West 7th Avenue

Eugene, Oregon 97401

(541) 686-8685

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kumi Y. Baruffi Casey M. Nault Graham & Dunn PC Pier 70 2801 Alaskan Way, Suite 300 Seattle, Washington 98121 (206) 624-8300	John Stuart Kenneth E. Moore Stuart | Moore 641 Higuera Street, Suite 302 San Luis Obispo, CA 93401 (805) 545-8590

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, no par value	$40,250,000	$2,245.95

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated September 22, 2009

Preliminary prospectus

             Shares

Common stock

We are offering         shares of our common stock, no par value per share. Our common stock is listed on the NASDAQ Global Select Market under the symbol “PCBK”. On September 22, 2009, the last reported sale price of our common stock on the NASDAQ Global Select Market was $10.48 per share.

The shares of common stock are not savings accounts, deposits or other obligations of a bank or savings institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves risks. See “Risk factors” beginning on page 8 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Pacific Continental Corporation (before expenses)	$	$

The underwriters also may purchase up to an additional          shares of our common stock within 30 days of the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about                     , 2009.

D.A. Davidson & Co.

Sole Book-Running Manager

FIG Partners LLC	Howe Barnes Hoefer & Arnett

The date of this prospectus is                 , 2009.

i

Cautionary note regarding forward-looking statements

This prospectus and the documents incorporated herein by reference may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “should,” “projects,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. In addition to the factors set forth in (i) this prospectus, (ii) the sections titled “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, as applicable, from our 2008 Annual Report on Form 10-K and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, and (iii) the other documents incorporated by reference in this prospectus, the following factors, among others, could cause actual results to differ materially from the anticipated results:

•

local and national economic conditions could be less favorable than expected or could have a more direct and pronounced effect on us than expected and adversely affect our ability to continue internal growth at historical rates and maintain the quality of our earning assets;

•	the local housing/real estate market could continue to decline;

•

the risks presented by a continued economic recession, which could adversely affect credit quality, collateral values, including real estate collateral, investment values, liquidity and loan originations and loan portfolio delinquency rates;

•	interest rate changes could significantly reduce net interest income and negatively affect funding sources;

•	projected business increases following any future strategic expansion or opening of new branches could be lower than expected;

•	competition among financial institutions could increase significantly;

•	the goodwill we have recorded in connection with acquisitions could become impaired, which may have an adverse impact on our earnings and capital;

•	the reputation of the financial services industry could deteriorate, which could adversely affect our ability to access markets for funding and to acquire and retain customers;

•	the efficiencies we may expect to receive from any investments in personnel, acquisitions and infrastructure may not be realized;

•

the level of non-performing assets and charge-offs or changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements may increase;

•

changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, executive compensation and insurance) could have a material adverse effect on our business, financial condition and results of operations;

•	acts of war or terrorism, or natural disasters, such as the effects of pandemic flu, may adversely impact our business;

•

the timely development and acceptance of new banking products and services and perceived overall value of these products and services by users may adversely impact our ability to increase market share and control expenses;

•

changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters may impact our results of operations;

•

the costs and effects of legal and regulatory developments including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews may adversely impact our ability to increase market share and control expenses; and

•	our success at managing the risks involved in the foregoing items will have a significant impact upon our results of operations and future prospects.

Please take into account that forward-looking statements speak only as of the date of this prospectus or, in the case of documents incorporated by reference in this prospectus, the date of such document. We do not undertake any obligation to publicly correct or update any forward-looking statement whether as a result of new information, future events or otherwise.

About this prospectus

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Pacific Continental Corporation’s business, financial condition, results of operations and prospects may have changed since such dates.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Pacific Continental,” the “Company,” “we,” “us,” “our” or similar references mean Pacific Continental Corporation and its subsidiaries on a consolidated basis. References to the “Bank” mean Pacific Continental Bank, our wholly-owned banking subsidiary.

Where you can find more information

We file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov and on the investor relations page of our website at www.therightbank.com. Information on our web site is not part of this prospectus. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus.

We incorporate by reference the following documents listed below, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 13, 2009, as amended by Amendment No. 1 filed with the SEC on March 30, 2009, including portions incorporated by reference therein to our Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 13, 2009;

•

Our Quarterly Reports on Form 10-Q for the fiscal quarter and three months ended March 31, 2009, filed with the SEC on May 6, 2009, and for the fiscal quarter and six months ended June 30, 2009, filed with the SEC on August 5, 2009; and

•	Our Current Reports on Form 8-K filed with the SEC on January 8, 2009 and April 21, 2009.

These documents contain important information about us, our business, financial condition and results of operations. You may request a copy of these filings, at no cost, by writing or telephoning us at 111 West 7th Avenue, Eugene, Oregon 97401, (541) 686-8685, Attention: Shannon Coffin, Corporate Secretary.

Prospectus summary

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and may not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the common stock. You should pay special attention to the “Risk factors” section of this prospectus to determine whether an investment in the common stock is appropriate for you.

Pacific Continental Corporation

Pacific Continental Corporation is a western regional bank holding company incorporated in the State of Oregon on June 7, 1999. We primarily provide commercial banking services in Oregon and Washington through our full-service commercial bank subsidiary, Pacific Continental Bank, which was incorporated on August 15, 1972. Pacific Continental Bank is an Oregon state-chartered bank and our primary markets consist of metropolitan Portland, which includes Southwest Washington; metropolitan Eugene in the State of Oregon; and metropolitan Seattle in the State of Washington.

At June 30, 2009, we had five full-service banking offices in metropolitan Portland and Southwest Washington, seven full-service banking offices in metropolitan Eugene, and two full-service banking offices in metropolitan Seattle. As of June 30, 2009, we had total assets of $1.1 billion, total net loans receivable of $943.5 million, total deposits of $794.8 million, and total shareholders’ equity of $119.4 million.

As a bank holding company, Pacific Continental Corporation is subject to regulation by the Federal Reserve Board. The Bank operates under the banking laws and regulations of the States of Oregon and Washington and, as an “insured bank,” is subject to regulation by the Federal Deposit Insurance Corporation (“FDIC”).

Our principal executive offices are located at 111 West 7th Avenue, Eugene, Oregon 97401, and our telephone number is (541) 686-8685. Our common stock is traded on the NASDAQ Global Select Market under the symbol “PCBK.”

Our business strategy

Our primary business strategy is to provide comprehensive banking and related services tailored to community-based businesses, not-for-profit organizations, and professional service providers, and to provide private banking services for business owners and executives. We emphasize the diversity of our product lines and high levels of personal service and, through our technology, we offer convenient access typically associated with larger financial institutions, while maintaining local decision-making authority and market knowledge, typical of a local community bank. We intend to pursue our business strategy through the following initiatives:

•	Focus on larger metropolitan markets

Our primary markets consist of the Pacific Northwest metropolitan markets of Eugene, Portland and Seattle. Operating in large markets provides significant specific growth opportunities, which we fund with core deposits and other funding strategies to maintain a rational cost of funds. Our operating structure includes a market president for each of the core markets which allows us to have deeper relationships with our clients. We provide a community-level approach to customer service while maintaining the lending capabilities and expertise of a larger institution.

•	Continue to enhance business banking expertise

We are focused on serving the needs of community-based businesses, not-for-profit organizations, and professional service providers, and serving the private banking needs of business owners and their key employees.

Community-based business.    Community-based business, or small business, is the largest segment of our assets and liabilities. Our experience shows that we have the most success when dealing directly with the business owner. In that way, our employees establish a very consultative relationship directly with the decision maker. Although we are allowed to lend greater amounts based on our legal lending limit, we generally target borrowers with credit needs of $5.0 million or less. We believe this size facility builds upon the consultative cooperative relationship with the business owner, leads to portfolio granularity, allows for appropriate pricing and serves a market segment not typically targeted by larger financial institutions.

Not-for-profits.    We believe that not-for-profit organizations, such as schools, foundations, faith-based and social service organizations, are an underserved and underappreciated business segment. In our experience, financial institutions often do not recognize the size and diversity of this rapidly growing Pacific Northwest business segment. Not-for-profits generally have relatively few service requirements while maintaining low cost deposits. In the Eugene market, we maintain a market share greater than fifty percent for both faith-based and social service organizations, and we believe there are tremendous opportunities for this segment in our Portland and Seattle markets.

Professional service providers.    Professional service providers, including doctors, dentists, accounting and legal firms, represent our third primary business segment. We have been particularly successful growing our business with dental practitioners, which currently is our fastest growing line of business on our balance sheet and constituted approximately 13.8% of our total loans at June 30, 2009.

Private banking.    We view private banking for business owners and key employees as a natural addition to the other segments. Our private bankers provide high net worth individuals with the same level of service and access that we do for our business clients. Additionally, because boards of directors of not-for-profit organizations typically are composed of high net worth business owners and key employees, marketing to these individuals is a natural extension for developing additional niche business.

•	Maintain strong credit culture

Strong credit culture has and continues to be a high priority for our Company. We have a well developed credit approval structure that has enabled us to maintain a standard of asset quality that we believe is appropriately conservative, while maintaining our investment objectives. We focus on loan types and markets where we know we have industry expertise and have a historical record of success. We focus on loan relationships that are well diversified in both size and industry types. With respect to commercial business lending which is a predominant lending activity, we view ourselves as cash-flow lenders while we obtain additional support from collateral, personal guarantees and additional sources of repayment.

We require our loan officers to identify emerging risks in their respective portfolios and proactively bring them to the attention of credit administration. We seek to maintain strong internal controls and subject our loans to regular internal loan review as well as an independent third party loan review process.

•	Maintain a strong balance sheet

In addition to a focus on our underwriting, we believe that the strength of our balance sheet has thus far enabled us to endure the economic downturn in the Pacific Northwest better than many of our competitors. While our non-performing loans and loan losses have recently increased, our loan loss coverage ratios have remained relatively strong. As of June 30, 2009, the ratio of our allowance for loan losses to total loans was 1.94% and the ratio of the allowance to non-performing loans was 63.18%. Our liquidity position is strong, with $120.4 million in cash and securities as of June 30, 2009. As of June 30, 2009, the Bank’s regulatory capital ratios were in excess of the levels required for “well-capitalized” status, and our consolidated total risk-based capital, tier 1 risk-based capital, leverage, and tangible common equity ratios were 11.71%, 10.45%, 9.59%, and 8.72%, respectively.

•	Focus on funding strategy

We believe our business model, particularly the selection of our four business segments, provides a sound funding strategy with natural synergies. Our experience has been that small businesses are net borrowers, borrowing approximately three dollars for each dollar deposited. Many banks fund this difference with retail certificates of deposit or promotional interest-bearing accounts. We believe these strategies dilute the business model and raise the overall cost of funds. Pacific Continental instead primarily uses the other three business segments to meet a significant portion of the Bank’s funding needs while maintaining a rational cost of funds. In our experience, professional service providers nearly fund themselves while private banking clients and not-for-profit organizations are strong net depositors with some sub-segments historically funding as much as $11 for each dollar borrowed. Our funding practices have resulted in a very strong and consistent net interest margin that in 2008 was 150 basis points higher than our national peers.

We incentivize our employees to encourage customers to bring in depository accounts to our Bank. Our core deposit base is largely sourced from the Eugene market, which is used to fund asset growth in the newer and larger markets of Portland and Seattle. We continue to seek to increase our market share in our communities by providing exceptional customer service, employing successful business development strategies and exploring branch expansion.

As of June 30, 2009, non-interest bearing deposits and core deposits represented 24.0% and 88.8% of total deposits, respectively. We define core deposits as demand, interest checking, money market, savings, and local certificates of deposit, including local certificates of deposit in excess of $100,000. While we do rely significantly on other borrowings to fund our asset growth, recently we have experienced record levels of core deposit growth. Core deposits at June 30, 2009 increased at an annual rate of 23.0% from March 31, 2009 and 29.3% from December 31, 2008, and borrowings at June 30, 2009 correspondingly declined at an annual rate of 28.7% from December 31, 2008.

•	Maintain strong corporate culture to recruit and retain highly competent personnel

Over the last 30 years we have developed a strong, third-party recognized corporate culture that has allowed us to recruit and retain some of the very best bankers in the Pacific Northwest. Our culture fosters and rewards personal accountability, passion and high ethical standards. We are committed to developing our people, promoting from within, and retaining our key personnel. Third party recognition of our culture has included nine consecutive years in Oregon Business magazine’s “Top 100 Best Companies to Work for in Oregon”. Our compensation and staff development programs are aligned with our strategies to grow our loans and core deposits while maintaining our focus on asset quality. Our incentive systems are designed to achieve well-balanced and high quality asset growth while maintaining appropriate mechanisms to reduce or eliminate incentive payments when appropriate.

•	Seek to expand as opportunities present themselves

We believe that consolidation of community banks will continue in the longer term, but shorter term consolidations are more likely to arise from FDIC-assisted transactions. We also believe that, with our increased capital from this offering as well as our liquidity position and approach to credit management, we are well positioned to take advantage of acquisitions or other business opportunities in our market areas, including FDIC-assisted transactions. In markets where we wish to expand our business, we will consider opening de novo offices. In the past, we have successfully integrated an acquired institution and opened de novo branches. We will continue to be disciplined and opportunistic as it pertains to future acquisitions and de novo branching. Any such opportunities will be subject to regulatory approvals. We currently have no specific plans relating to a possible acquisition or the opening of de novo offices.

Recent developments

Recent regulatory examination

The FDIC recently completed its regularly scheduled examination of the Bank. Following the examination, the Bank expects to informally agree with the FDIC and the Oregon Department of Consumer and Business Services to take steps to further strengthen the Bank, such as reducing the level of classified assets, increasing capital levels, lowering the levels of construction lending and requesting prior approval for dividends. We do not expect these steps to change our business strategy in any material respect.

Reduction in quarterly dividend

On August 19, 2009, we announced that our board of directors declared a cash dividend of $0.04 per share payable September 15, 2009 to shareholders of record on September 4, 2009. This quarterly dividend represents a reduction in the quarterly dividend rate, which had been $0.10 per share since the first quarter of 2008. As discussed below, current guidance from the Federal Reserve provides, among other things, that dividends per share generally should not exceed earnings per share, measured over the previous four fiscal quarters. As a result, since our dividends over the last four fiscal quarters have exceeded our earnings, we do not expect to continue paying dividends at recent levels over the medium term, and future dividends will depend on sufficient earnings to support them and approval of appropriate bank regulatory authorities.

Risk factors

An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk factors” beginning on page 8 of this prospectus, as well as other information included or incorporated by reference into this prospectus, including our financial statements and the notes thereto, before making an investment decision.

The offering

The following summary of the offering contains basic information about the offering and the common stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete description of the common stock, please refer to the section of this prospectus entitled “Description of capital stock beginning on page 19.”

Common stock we are offering	shares

Common stock outstanding after this offering	shares (1)(2)

Use of proceeds	Our net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and other estimated expenses of this offering. We intend to use the net proceeds from this offering for general corporate purposes, which may include, without limitation, investments at the holding company level, and providing capital to support the Bank’s current and future capital needs, including to support the organic growth of the Bank and business opportunities in our market areas such as FDIC-assisted transactions. See “Use of proceeds.”

NASDAQ Global Select Market Symbol	PCBK

Settlement date	Delivery of shares of our common stock will be made against payment therefor on or about , 2009.

(1)	The number of our shares outstanding immediately after the closing of this offering is based on 12,872,781 shares of common stock outstanding as of September 18, 2009.

(2)	Unless otherwise indicated, the number of shares of common stock presented in this prospectus excludes shares issuable pursuant to the exercise of the underwriters’ over-allotment option, excludes approximately 767,613 shares of common stock issuable upon exercise of outstanding stock options and share appreciation rights to be settled in stock, with a weighted average exercise price of $14.09 per share and $14.63, respectively, and 592,447 shares of common stock reserved for future issuance under our stock option and equity incentive plan, in each case as of September 18, 2009.

Selected historical financial information

The following selected financial information as of and for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 is derived from audited consolidated financial statements of Pacific Continental. The financial information as of and for the six months ended June 30, 2009 and 2008 is derived from unaudited financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009, and is incorporated by reference in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Pacific Continental considers necessary for fair presentation of the financial results of operations for such periods. The operating results for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2009. The financial data below should be read in conjunction with the financial statements and notes thereto and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in this prospectus.

(dollars in thousands, except per share data)	At or for the six months ended June 30, (unaudited)		At or for the year ended December 31,
	2009	2008	2008	2007	2006	2005	2004

Summary of Operations
Net interest income	$26,538	$23,774	$49,271	$43,426	$40,057	$30,240	$24,952
Provision for loan losses	$20,700	$1,500	$3,600	$725	$600	$1,100	$500
Noninterest income	$2,217	$2,180	$4,269	$3,925	$4,401	$4,083	$4,463
Noninterest expense	$16,696	$14,630	$29,562	$25,861	$23,791	$18,134	$16,041
Provision (benefit) for income taxes	$(3,459)	$3,738	$7,439	$7,830	$7,412	$5,510	$4,925
Net income (loss)	$(5,182)	$6,086	$12,939	$12,935	$12,655	$9,578	$7,948
Cash dividends	$2,573	$2,391	$4,797	$4,175	$3,381	$2,556	$2,164

Per common share data(1)

Net income (loss):
Basic	$(0.40)	$0.51	$1.08	$1.09	$1.09	$0.98	$0.84
Diluted	$(0.40)	$0.51	$1.08	$1.08	$1.08	$0.95	$0.82
Cash dividends	$0.20	$0.20	$0.40	$0.35	$0.29	$0.25	$0.23
Book value	$9.27	$9.30	$9.62	$9.01	$8.99	$7.96	$5.71
Tangible book value(2)	$7.50	$7.38	$7.72	$7.07	$6.77	$5.59	$5.67
Market value	$12.13	$10.99	$14.97	$12.52	$17.68	$14.45	$14.32

Statement of Financial Condition
Assets	$1,130,238	$1,035,771	$1,090,843	$949,271	$885,351	$791,794	$516,630
Loans, less allowance for loan loss(3)	$943,541	$887,570	$945,787	$813,647	$760,957	$671,171	$453,817
Core deposits	$705,903	$606,238	$615,832	$615,892	$580,210	$529,794	$381,601
Total deposits	$794,754	$674,915	$722,437	$644,424	$641,272	$604,271	$403,791
Borrowings	$211,363	$246,788	$246,748	$193,108	$144,462	$89,052	$51,000
Long-term debt	$53,248	$45,248	$43,248	$31,248	$30,248	$41,552	$27,500
Shareholders’ equity	$119,360	$111,385	$116,165	$107,509	$95,735	$81,412	$49,392
Tangible equity(4)	$96,568	$88,370	$93,261	$84,382	$72,109	$57,211	$49,116

Average for the period
Assets	$1,108,202	$984,205	$1,019,040	$903,932	$825,671	$573,717	$463,509
Earning assets	$1,032,937	$913,217	$945,856	$832,451	$755,680	$533,930	$431,374
Loans, less allowance for loan losses(3)	$951,177	$848,733	$882,742	$785,132	$712,563	$501,541	$398,739

(dollars in thousands, except per share data)	At or for the six months ended June 30, (unaudited)		At or for the year ended December 31,
	2009	2008	2008	2007	2006	2005	2004

Average for the period (cont.)
Core deposits(5)	$662,664	$603,712	$613,244	$590,714	$533,861	$425,716	$352,693
Total deposits	$747,424	$644,376	$669,624	$654,631	$605,814	$461,013	$379,618
Interest-paying liabilities	$805,569	$701,573	$732,466	$627,569	$567,708	$372,880	$290,569
Shareholders’ equity	$127,255	$109,970	$111,868	$103,089	$90,238	$54,528	$46,043

Financial Ratios

Return on average:
Assets	(0.94)%	1.24%	1.27%	1.43%	1.53%	1.67%	1.71%
Equity	(8.21)%	11.15%	11.57%	12.55%	14.02%	17.57%	17.26%
Tangible equity(4)	(10.01)%	14.11%	14.56%	16.23%	19.12%	18.25%	17.26%
Dividend payout ratio	nm	39.22%	37.07%	32.28%	26.72%	26.69%	27.23%
Efficiency ratio(6)	58.06%	56.37%	55.21%	54.62%	53.51%	52.83%	54.53%
Net interest margin, annualized(7)	5.18%	5.24%	5.21%	5.22%	5.30%	5.66%	5.78%
Loans to deposits ratio(8)	118.72%	131.51%	130.86%	126.26%	118.66%	111.07%	111.88%

Asset Quality Ratios
Non-performing assets to total assets(9)	2.85%	0.74%	0.71%	0.43%	0.00%	0.04%	0.27%
Net charge-offs to average loans, annualized	2.72%	0.07%	0.15%	0.04%	0.01%	0.10%	0.08%
Allowance for loan losses to total loans	1.94%	1.10%	1.15%	1.05%	1.08%	1.15%	1.14%
Allowance for loan losses to net non-performing loans	63.18%	214.66%	281.68%	236.31%	nm	5,126.32%	468.10%

Capital Ratios
Average shareholders’ equity to average assets	11.48%	11.17%	10.98%	11.40%	10.93%	9.50%	9.93%
Tangible equity to tangible assets(4)	8.72%	8.73%	8.73%	9.11%	8.37%	7.45%	9.51%
Total risk-based capital ratio	11.71%	10.69%	11.11%	10.97%	10.98%	10.48%	11.29%
Tier I risk-based capital ratio	10.45%	9.68%	10.02%	10.01%	9.93%	9.32%	10.19%
Tier 1 capital (to leverage assets)	9.59%	9.80%	9.68%	10.11%	9.56%	10.32%	9.71%

(1)	Per common share data is retroactively adjusted to reflect the 10% stock dividend and 5-for-4 stock split of 2007 and 2004, respectively.

(2)	Tangible book value per share is defined as total shareholders’ equity, less any outstanding preferred stock (none currently), reduced by recorded goodwill and other intangible assets, divided by total common shares outstanding.

(3)	Outstanding loans include loans held for sale.

(4)	Tangible equity and tangible assets exclude goodwill and other intangible assets.

(5)	We define core deposits as demand, interest checking, money market, savings, and local certificates of deposit, including local certificates of deposit in excess of $100,000.

(6)	Efficiency ratio is defined as noninterest expense divided by the sum of net interest income and noninterest income.

(7)	Net interest margin is calculated by dividing net interest income by average interest-earning assets.

(8)	Loans are less allowance for loan loss and exclude loans held for sale.

(9)	Non-performing assets include other real estate owned and non-performing loans net of government guarantees.

nm Not meaningful

Risk factors

An investment in our common stock involves certain risks. Before making an investment decision, you should read carefully and consider the risk factors below. You should also refer to other information contained in or incorporated by reference in this prospectus and any applicable prospectus supplement, including our financial statements and the related notes incorporated by reference herein. The risks and uncertainties described below are not the only ones facing our business. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations. This prospectus is qualified in its entirety by these risk factors. If any of the following risks actually occur, our financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our common stock could decline significantly, and you could lose all or part of your investment.

Risks associated with our business

We cannot accurately predict the effect of the current economic downturn on our future results of operations or market price of our stock.

The national economy, and the financial services sector in particular, are currently facing challenges of a scope unprecedented in recent history. We cannot accurately predict the severity or duration of the current economic downturn, which has adversely impacted the markets we serve. Any further deterioration in the economies of the nation as a whole or in our markets would have an adverse effect, which could be material, on our business, financial condition, results of operations and prospects, and could also cause the market price of our stock to decline.

The current economic downturn in the market areas we serve may continue to adversely impact our earnings and could increase our credit risk associated with our loan portfolio.

Substantially all of our loans are to businesses and individuals in western Washington and Oregon, and a continuing decline in the economies of these market areas could have a material adverse effect on our business, financial condition, and results of operations. A series of large Puget Sound-based businesses, including Microsoft, Starbucks, and Boeing, have announced or begun to implement substantial employee layoffs and scaled back plans for future growth. Additionally, the acquisition of Washington Mutual by JPMorgan Chase & Co. has resulted in substantial employee layoffs, and has resulted in a substantial increase in office space availability in downtown Seattle. Oregon has also seen a similar pattern of large layoffs in major metropolitan areas, a continued decline in housing prices, and a significant increase in the state’s unemployment rate. A further deterioration in economic conditions in the market areas we serve could result in the following consequences, any of which could have an adverse impact, which may be material, on our business, financial condition, and results of operations:

•	economic conditions may worsen, increasing the likelihood of credit defaults by borrowers;

•	loan collateral values, especially as they relate to commercial and residential real estate, may decline further, thereby increasing the severity of loss in the event of loan defaults;

•	demand for banking products and services may decline, including services for low cost and non-interest-bearing deposits; and

•	changes and volatility in interest rates may negatively impact the yields on earning assets and the cost of interest-bearing liabilities.

Our allowance for loan losses may not be adequate to cover actual loan losses, which could adversely affect our earnings.

We maintain an allowance for loan losses in an amount that we believe is adequate to provide for losses inherent in the portfolio. While we strive to carefully manage and monitor credit quality and to identify loans that may be deteriorating, at any time there are loans included in the portfolio that may result in losses, but that have not yet been identified as potential problem loans. Through established credit practices, we attempt to identify deteriorating loans and adjust the loan loss reserve accordingly. However, because future events are uncertain, there may be loans that deteriorate in an accelerated time frame. As a result, future additions to the allowance may be necessary. Because the loan portfolio contains a number of commercial real estate loans with relatively large balances, a deterioration in the credit quality of one or more of these loans may require a significant increase to the allowance for loan losses. Future additions to the allowance may also be required based on changes in the financial condition of borrowers, such as have resulted due to the current, and potentially worsening, economic conditions or as a result of incorrect assumptions by management in determining the allowance for loan losses. Additionally, federal banking regulators, as an integral part of their supervisory function, periodically review our allowance for loan losses. These regulatory agencies may require us to recognize further loan loss provisions or charge-offs based upon their judgments, which may be different from ours. Any increase in the allowance for loan losses would have an adverse effect, which may be material, on our financial condition and results of operations.

Concentration in real estate loans and the deterioration in the real estate markets we serve could require material increases in our allowance for loan losses and adversely affect our financial condition and results of operations.

The economic downturn is now significantly impacting our market area. We have a high degree of concentration in loans secured by real estate (see Note 4 in the Notes to Consolidated Financial Statements included in our Form 10-Q for the quarter ended June 30, 2009). Further deterioration in the local economies we serve could have a material, adverse effect on our business, financial condition and results of operations due to a weakening of our borrowers’ ability to repay these loans and a decline in the value of the collateral securing them. Our ability to sell or dispose of the underlying real estate collateral is adversely impacted by declining real estate values, which increases the likelihood we will suffer losses on defaulted loans secured by real estate. This increased likelihood of loss in the event of default would adversely affect our financial condition and results of operations, perhaps materially.

Non-performing assets take significant time to resolve and adversely affect our results of operations and financial condition.

At December 31, 2008 and June 30, 2009, our non-performing loans (which includes non-accrual loans) were 0.41% and 3.07% of the loan portfolio, respectively. At December 31, 2008 and June 30, 2009, our non-performing assets (which includes foreclosed real estate) were 0.71% and 2.85% of total assets, respectively. Non-performing assets adversely affect our net income in various ways. Until economic and market conditions improve, we may expect to continue to incur losses relating to an increase in non-performing assets. We generally do not record interest income on non-performing loans or other real estate owned, thereby adversely affecting our income, and increasing our loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to the then fair market value of the collateral, which may ultimately result in a loss. An increase in the level of non-performing assets increases our risk profile and may impact the capital levels our regulators believe are appropriate in light of the ensuing risk profile. While we reduce problem assets through loan sales, workouts, restructurings and otherwise, decreases in the value of the underlying collateral, or in these borrowers’ performance or financial condition, whether or not due to economic and market conditions beyond our control, could adversely affect our business, results of operations and financial condition. In addition, the resolution of non-performing assets requires significant commitments of time from management and our directors, which can be detrimental to the performance of their other responsibilities. There can be no assurance that we will not experience future increases in non-performing assets.

Tightening of credit markets and liquidity risk could adversely affect our business, financial condition and results of operations.

A tightening of the credit markets or any inability to obtain adequate funds for continued loan growth at an acceptable cost could adversely affect our asset growth and liquidity position and, therefore, our earnings capability. In addition to core deposit growth, maturity of investment securities and loan payments, the Company also relies on alternative funding sources including unsecured borrowing lines with correspondent banks, secured borrowing lines with the Federal Home Loan Bank of Seattle and the Federal Reserve Bank of San Francisco, public time certificates of deposits and out of area and brokered time certificates of deposit. Our ability to access these sources could be impaired by deterioration in our financial condition as well as factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations for the financial services industry or serious dislocation in the general credit markets. In the event such disruption should occur, our ability to access these sources could be adversely affected, both as to price and availability, which would limit, or potentially raise the cost of, the funds available to the Company.

The FDIC has increased insurance premiums to rebuild and maintain the federal deposit insurance fund.

The FDIC recently adopted a final rule revising its risk-based assessment system, effective April 1, 2009. The changes to the assessment system involve adjustments to the risk-based calculation of an institution’s unsecured debt, secured liabilities and brokered deposits. The revisions effectively result in a range of possible assessments under the risk-based system of 7 to 77.5 basis points. The potential increase in FDIC insurance premiums will add to our cost of operations and could have a significant impact on the Company. Depending on any future losses that the FDIC insurance fund may suffer due to failed institutions, there can be no assurance that there will not be additional significant premium increases in order to replenish the fund.

The FDIC has imposed a special Deposit Insurance assessment of 5 basis points on all insured institutions. This emergency assessment was calculated based on the insured institution’s assets at June 30, 2009, and will be collected on September 30, 2009. Based on our June 30, 2009 assets subject to the FDIC assessment, the Company accrued approximately $510,000 for the special assessment. The FDIC has announced that an additional special assessment in 2009 of up to 5 basis points is probable.

We may be required, in the future, to recognize impairment with respect to investment securities, including the FHLB stock we hold.

Our securities portfolio contains whole loan private mortgage-backed securities and currently includes securities with unrecognized losses. We may continue to observe declines in the fair market value of these securities. We evaluate the securities portfolio for any other than temporary impairment each reporting period, as required by generally accepted accounting principles, and as of June 30, 2009, we did not recognize any securities as other than temporarily impaired. There can be no assurance, however, that future evaluations of the securities portfolio will not require us to recognize an impairment charge with respect to these and other holdings.

In addition, as a condition to membership in the Federal Home Loan Bank of Seattle (“FHLB”), we are required to purchase and hold a certain amount of FHLB stock. Our stock purchase requirement is based, in part, upon the outstanding principal balance of advances from the FHLB. At June 30, 2009, we had stock in the FHLB of Seattle totaling $10.6 million. The FHLB stock held by us is carried at cost and is subject to recoverability testing under applicable accounting standards. The FHLB has discontinued the repurchase of their stock and discontinued the distribution of dividends. As of June 30, 2009, we did not recognize an impairment charge related to our FHLB stock holdings. There can be no assurance, however, that future negative changes to the financial condition of the FHLB may not require us to recognize an impairment charge with respect to such holdings.

If the goodwill we have recorded in connection with acquisitions becomes impaired, it could have an adverse impact on our earnings and capital.

At June 30, 2009, we had approximately $22.0 million of goodwill on our balance sheet. In accordance with generally accepted accounting principles, our goodwill is not amortized but rather evaluated for impairment on an annual basis or more frequently if events or circumstances indicate that a potential impairment exists. Such evaluation is based on a variety of factors, including the quoted price of our common stock, market prices of common stocks of other banking organizations, common stock trading multiples, discounted cash flows, and data from comparable acquisitions. There can be no assurance that future evaluations of goodwill will not result in findings of impairment and write-downs, which could be material.

Our ability to access markets for funding and acquire and retain customers could be adversely affected by the deterioration of other financial institutions or if the financial service industry’s reputation is damaged further.

The financial services industry continues to be featured in negative headlines about the global and national credit crisis and the resulting stabilization legislation enacted by the U.S. federal government. These reports can be damaging to the industry’s image and potentially erode consumer confidence in insured financial institutions, such as our banking subsidiary. In addition, our ability to engage in routine funding and other transactions could be adversely affected by the actions and financial condition of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, correspondent, counterparty or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry in general, could lead to market-wide liquidity problems, losses of depositor, creditor and counterparty confidence and could lead to losses or defaults by us or by other institutions. We could experience material changes in the level of deposits as a direct or indirect result of other banks’ difficulties or failure, which could affect the amount of capital we need.

Recent levels of market volatility were unprecedented and we cannot predict whether they will return.

The capital and credit markets have been experiencing volatility and disruption for almost two years at times reaching unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If similar levels of market disruption and volatility return, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

We operate in a highly regulated environment and we cannot predict the effect of recent and pending federal legislation.

We are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal, state or local legislation could have a substantial impact on us and our operations. Additional legislation and regulations that could significantly affect our powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on our financial condition and results of operations. In that regard, proposals for legislation restructuring the regulation of the financial services industry are currently under consideration. Adoption of such proposals could, among other things, increase the overall costs of regulatory compliance. Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws or regulations by financial institutions and holding companies in the performance of their supervisory and enforcement duties. Recently, these powers have been utilized more frequently due to the serious national, regional and local economic conditions we are facing. The exercise of regulatory authority may have a negative impact on our financial condition and results of operations.

On October 3, 2008, Congress enacted the Emergency Economic Stabilization Act of 2008 (“EESA”), which provides the United States Treasury Department (“Treasury”) with broad authority to implement action intended to help restore stability and liquidity to the U.S. financial markets. The EESA also increased the amount of deposit account insurance coverage from $100,000 to $250,000 effective until December 31, 2009, which was recently extended to December 31, 2013 under the Helping Families Save Their Homes Act of 2009.

In early 2009, the Treasury also announced the Financial Stability Plan which, among other things, provides a new capital program called the Capital Assistance Program, which establishes a public-private investment fund for the purchase of troubled assets, and expands the Term Asset-Backed Securities Loan Facility. The full effect of this broad legislation on the national economy and financial institutions, particularly on mid-sized institutions like the Company, cannot now be predicted. In addition, the American Recovery and Reinvestment Act of 2009 (“ARRA”) was signed into law on February 17, 2009, and includes, among other things, extensive new restrictions on the compensation and governance arrangements of financial institutions participating in the Treasury’s Troubled Asset Relief Program. The SEC recently has proposed expanding some of the reforms in ARRA to apply to all public companies.

Numerous actions have been taken by the Federal Reserve, the U.S. Congress, the Treasury, the FDIC, the SEC and others to address the liquidity and credit crisis. In addition, the Secretary of the Treasury proposed fundamental changes to the regulation of financial institutions, markets and products on June 17, 2009.

We cannot predict the actual effects of EESA, the ARRA, the proposed regulatory reform measures and various governmental, regulatory, monetary and fiscal initiatives which have been and may be enacted on the financial markets, on the Company and on Pacific Continental Bank. The terms and costs of these activities, or the failure of these actions to help stabilize the financial markets, asset prices, market liquidity and a continuation or worsening of current financial market and economic conditions could materially and adversely affect our business, financial condition, results of operations, and the trading price of our common stock.

Fluctuating interest rates could adversely affect our profitability.

Our profitability is dependent to a large extent upon our net interest income, which is the difference between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our net interest margin, and, in turn, our profitability. We manage our interest rate risk within established guidelines and generally seek an asset and liability structure that insulates net interest income from large deviations attributable to changes in market rates. However, our interest rate risk management practices may not be effective in a highly volatile rate environment.

We face strong competition from financial services companies and other companies that offer banking services.

Our three major markets are in Oregon and Washington. The banking and financial services businesses in our market area are highly competitive and increased competition may adversely impact the level of our loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors. These competitors include national banks, foreign banks, regional banks and other community banks. We also face competition from many other types of financial institutions, including savings and loan associations, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In particular, our competitors include major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous locations and mount extensive promotional and advertising campaigns. Areas of competition include interest rates for loans and deposits, efforts to obtain loan and deposit customers and a range in quality of products and services provided, including new technology driven products and services. If we are unable to attract and retain banking customers, we may be unable to continue our loan growth and level of deposits.

Future acquisitions and expansion activities may disrupt our business and adversely affect our operating results.

We regularly evaluate potential acquisitions and expansion opportunities. To the extent that we grow through acquisitions, we cannot ensure that we will be able to adequately or profitably manage this growth. Acquiring other banks, branches or other assets, as well as other expansion activities, involve various risks including the risks of incorrectly assessing the credit quality of acquired assets, encountering greater than expected costs of incorporating acquired banks or branches into our Company, and being unable to profitably deploy funds acquired in an acquisition.

Risks associated with this offering and our common stock

The market price of our common stock may decline after the offering.

The price per share at which we sell the common stock may be more or less than the market price of our common stock on the date the offering is consummated. If the purchase price is greater than the market price at the time of sale, purchasers will experience an immediate decline in the market value of the common stock purchased in this offering. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in the offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any such sales, depending on the volume and timing, could cause the price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance that purchasers of our common stock in the offering will be able to sell shares after the offering at a price that is equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares in the offering and the timing of any sales of shares of common stock.

Our profitability measures could be adversely affected if we are unable to effectively deploy the capital raised in this offering.

As described below under “Use of proceeds,” we may use the net proceeds of this offering for general corporate purposes, which may include, without limitation, investments at the holding company level, and providing capital to support the Bank’s current and future capital needs, including to support the organic growth of the Bank and business opportunities in our market areas such as FDIC-assisted transactions. Although we are periodically engaged in discussions with potential acquisition candidates, we are not currently a party to any purchase or merger agreement. There can be no assurance that we will be able to negotiate future acquisitions on terms acceptable to us. Investing the proceeds of this offering in securities until we are able to deploy the proceeds would provide lower margins than we generally earn on loans, potentially adversely impacting shareholder returns, including earnings per share, net interest margin, return on assets and return on equity.

We do not expect to continue paying dividends on our common stock at recent levels over the medium term.

Our ability to pay dividends on our common stock depends on a variety of factors. On August 19, 2009 we announced a quarterly dividend of $0.04 per share, payable September 15, 2009, which is a reduction from quarterly dividends of $0.10 per share declared each quarter since the first quarter of 2008. There can be no assurance that we will be able to continue paying quarterly dividends commensurate with recent levels, if at all. Current guidance from the Federal Reserve provides, among other things, that dividends per share generally should not exceed earnings per share, measured over the previous four fiscal quarters. As a result, since our dividends over the last four fiscal quarters have exceeded our earnings, we do not expect to continue paying dividends at recent levels over the medium term, and future dividends will depend on sufficient earnings to support them and approval of appropriate bank regulatory authorities.

We may pursue additional capital in the future, which could dilute the holders of our outstanding common stock and may adversely affect the market price of our common stock.

In the current economic environment, we believe it is prudent to consider alternatives for raising capital when opportunities to raise capital at attractive prices present themselves, in order to further strengthen our capital and better position ourselves to take advantage of opportunities that may arise in the future. Such alternatives may include issuance and sale of common or preferred stock, trust preferred securities, or borrowings by the Company, with proceeds contributed to the Bank. Any such capital raising alternatives could dilute the holders of our outstanding common stock and may adversely affect the market price of our common stock.

Anti-takeover provisions in our amended and restated articles of incorporation and bylaws and Oregon law could make a third party acquisition of us difficult.

Our amended and restated articles of incorporation contain provisions that could make it more difficult for a third party to acquire us (even if doing so would be beneficial to our shareholders) and for holders of our common stock to receive any related takeover premium for their common stock. We are also subject to certain provisions of Oregon law that could delay, deter or prevent a change in control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. See “Description of capital stock.”

Use of proceeds

We expect to receive net proceeds from the sale of common stock offered hereby of approximately $         million (or approximately $         million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes, which may include, without limitation, investments at the holding company level, and providing capital to support the Bank’s current and future capital needs, including to support the organic growth of the Bank and business opportunities in our market areas such as FDIC-assisted transactions. Pending allocation to specific uses, we intend to invest the proceeds in short-term interest-bearing investment grade securities.

Capitalization

The following table shows our consolidated capitalization (unaudited) as of June 30, 2009 and to give effect to the issuance of the common stock offered hereby. You should read the following table with the consolidated financial statements and notes which are incorporated by reference into this prospectus.

As of June 30, 2009 (unaudited) (Dollars in thousands, except per share data)	Actual	As adjusted(1)

Long-term debt:
Junior subordinated debentures	$8,248	$
FHLB term debt (maturing after June 30, 2010)	45,000

Total long-term debt	$53,248	$

Shareholders’ equity:
Common stock, no par value; 25,000,000 shares authorized; 12,872,781 shares outstanding; shares outstanding, as adjusted	$90,404	$
Preferred stock, no par value; 20,000 shares authorized; no shares outstanding	—		—
Retained earnings	30,009
Accumulated other comprehensive loss	(1,053)

Total shareholders’ equity	$119,360	$

Book value per share	$9.27	$
Tangible book value per share(2)	$7.50	$
Equity to total assets	10.56%		%
Tangible equity to tangible assets(3)	8.72%		%

Regulatory capital ratios(4):
Total capital (to risk-weighted assets)	11.71%		%
Tier 1 capital (to risk-weighted assets)	10.45%		%
Tier 1 capital (to leverage assets)	9.59%		%

(1)	Assumes that shares of our common stock are sold in this offering at $ per share and that the net proceeds thereof are approximately $ million after deducting underwriting discounts and commissions and our estimated expenses.

(2)	Tangible book value per share is defined as total shareholders’ equity, less any outstanding preferred stock, reduced by recorded goodwill and other intangible assets divided by the total common shares outstanding.

(3)	Tangible equity to tangible assets is defined as total shareholders’ equity, less any outstanding preferred stock, reduced by recorded goodwill and other intangible assets divided by total assets reduced by recorded goodwill and other intangible assets.

(4)	Represents regulatory capital ratios of Pacific Continental Bank. Our capital ratios do not differ significantly from those of the Bank.

Price range of common stock

Our common stock is listed on the NASDAQ Global Select Market under the symbol “PCBK.” At September 18, 2009, we had 12,872,781 shares of common stock outstanding held of record by approximately 1,000 shareholders. On September 22, 2009, the last reported sale price of our common stock on the NASDAQ Global Select Market was $10.48 per share.

The high, low and closing sales prices (based on daily closing price) and cash dividends declared per share for the periods indicated are shown in the table below. All share prices for the first and second quarters of 2007 have been retroactively adjusted to reflect the 10% stock dividend paid in June 2007.

Quarter ended	High	Low	Closing	Cash dividends per share

2009
September 30 (through September 22)	$11.94	$ 9.40	$10.48	$0.04
June 30	$13.40	$10.51	$12.13	$0.10
March 31	$15.20	$9.85	$11.64	$0.10

2008
December 31	$15.00	$11.58	$14.97	$0.10
September 30	$15.22	$ 9.26	$14.64	$0.10
June 30	$14.93	$10.99	$10.99	$0.10
March 31	$14.44	$13.75	$13.90	$0.10

2007
December 31	$16.00	$12.00	$12.52	$0.09
September 30	$16.41	$14.32	$15.57	$0.09
June 30	$17.27	$15.18	$16.20	$0.09
March 31	$18.95	$16.86	$17.03	$0.08

Dividend policy

Historically we have paid cash dividends on a quarterly basis, typically in March, June, September and December of each year. Our board of directors considers the dividend amount quarterly and takes a broad perspective in its dividend deliberations, including a review of recent operating performance, capital levels and loan concentrations as a percentage of capital, growth projections and applicable federal and state regulations and regulatory guidance (discussed more fully below in “Description of capital stock”). In its dividend deliberations, the board also considers dividend payout ratios, dividend yield, and other financial metrics.

On August 19, 2009 we announced a quarterly dividend of $0.04 per share, payable September 15, 2009, which is a reduction from quarterly dividends of $0.10 per share declared each quarter since the first quarter of 2008. Current guidance from the Federal Reserve provides, among other things, that dividends per share generally should not exceed earnings per share, measured over the previous four fiscal quarters. As a result, since our dividends over the last four fiscal quarters have exceeded our earnings, we do not expect to continue paying dividends at recent levels over the medium term, and future dividends will depend on sufficient earnings to support them and approval of appropriate bank regulatory authorities. Additional dividend restrictions are discussed below in “Description of capital stock”.

Description of capital stock

General

The Company’s authorized capital stock consists of:

•	25,000,000 shares of common stock, no par value per share; and

•	20,000 shares of preferred stock, no par value per share.

As of September 18, 2009, there were 12,872,781 shares of our common stock issued and outstanding, approximately 767,613 shares of common stock issuable upon exercise of outstanding stock options and share appreciation rights to be settled in stock, and 592,447 shares of common stock reserved for future issuance under our stock option and equity incentive plan. There are no shares of our preferred stock issued and outstanding.

Common stock

Holders of common stock have one vote per share on all matters submitted to a vote of our shareholders. There are no cumulative voting rights for the election of directors. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of shares of our common stock have no preemptive, subscription, redemption, sinking fund or conversion rights.

Dividends.    Holders of common stock are entitled to receive dividends declared by our board of directors out of funds legally available therefor. Holders of preferred stock and debt securities, however, have a priority right to distributions and payment over common stock. The ability to pay dividends depends on the amount of dividends paid to us by the Bank. Our payment of dividends, and the Bank’s payment of dividends to us, are subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice.

Dividend restrictions—the Company.    The Company is regulated by the Federal Reserve. Current guidance from the Federal Reserve provides, among other things, that dividends per share generally should not exceed earnings per share, measured over the previous four fiscal quarters. As a result, since our dividends over the last four fiscal quarters have exceeded our earnings, we do not expect to continue paying dividends at recent levels over the medium term, and future dividends will depend on sufficient earnings to support them and approval of appropriate bank regulatory authorities. The Oregon Business Corporation Act (“OBCA”) allows an Oregon business corporation to make a distribution, including payment of dividends, only if, after giving effect to the distribution, in the judgment of the board of directors: (a) the corporation would be able to pay its debts as they become due in the usual course of business; and (b) the corporation’s total assets would at least equal the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. In addition, the terms of our junior subordinated debentures prohibit the payment of dividends on our common stock during any period in which we defer payments of interest on the debentures.

Dividend restrictions—the Bank.    A bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum regulatory capital requirements. Following the recent regularly scheduled examination, the Bank expects to informally agree with the FDIC and the Oregon Department of Consumer and Business Services to request prior approval of dividends. Under the Oregon Bank Act, the amount of the dividend paid by the Bank may not be greater than net unreserved retained earnings, after first deducting to the extent not already charged against earnings or reflected in a reserve: (x) all bad debts, which are debts on which interest is past due and unpaid for at least six months (unless the debt is fully secured and in the process of collection); (y) all other assets charged-off as required by Oregon bank regulators or a state or federal examiner; and (z) all accrued expenses, interest and taxes of the Bank. Accordingly, the dividend restrictions imposed on the Bank by regulation or statute effectively may limit the amount of dividends we can pay.

Preferred stock

Under our amended and restated articles of incorporation, our board of directors has the authority to issue 20,000 shares of preferred stock in one or more series and to fix, determine, or amend the relative rights and preferences of the shares of any series so established, within the limitations set forth in the OBCA, relating to the powers, designations, rights, preferences, and restrictions thereof, including, but not limited to:

•	dividend rights;

•	conversion rights;

•	voting rights;

•	redemption terms;

•	liquidation preferences; and

•	the number of shares constituting each such series, without any further vote or action by our shareholders.

Antitakeover effects of certain provisions in our articles, bylaws and Oregon law

Some provisions of our amended and restated articles of incorporation, our amended and restated bylaws, and Oregon law may be deemed to have an antitakeover effect and may collectively operate to delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our shareholders. These provisions include:

Preferred stock authorization.    As noted above, the board of directors, without shareholder approval, has the authority under our amended and restated articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock, while not intended as a defensive measure against takeovers, could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of the Company or make removal of management more difficult.

Articles of incorporation limitation on business combinations.    Our amended and restated articles of incorporation include certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest, merger or otherwise. These provisions include: (a) certain non-monetary factors that the board of directors may consider when evaluating a takeover offer, as described below, and (b) a requirement that any “interested shareholder transaction” (as defined in the amended and restated articles of incorporation) be approved by the affirmative vote of no less than 66 2/3% of the total shares attributable to persons other than those shares owned by or voted under the control of an “interested shareholder” (as defined in the amended and restated articles of incorporation), unless certain conditions are met.

The requirement for “Super-Majority” approval of interested shareholder transactions does not apply if a majority of our board of directors has approved the transaction (counting only directors who do not have specified interests in or relationships with the interested shareholder) or if a majority of such directors make specified determinations as to non-discrimination among shareholders and receipt of fair value.

The amended and restated articles of incorporation allow our board of directors to consider non-monetary factors in evaluating certain takeover bids. Specifically, the amended and restated articles of incorporation allow our Board, in determining what is in the best interests of the Company and our shareholders, to consider all relevant factors, including, without limitation, the social and economic effects on our employees, customers, suppliers and other constituents and our subsidiaries and on the communities in which we and our subsidiaries operate or are located.

The matters described above may have the effect of lengthening the time required for a person to acquire control of the Company through a tender offer, proxy contest, or otherwise, and may deter any potentially non-negotiated offers or other efforts to obtain control of the Company. This could deprive our shareholders of opportunities to realize a premium for their Company stock, even in circumstances where such action was favored by a majority of our shareholders.

In addition to the provisions contained in our amended and restated articles of incorporation, Oregon law also requires prior approval by a majority of the board of directors of a target company in certain acquisition transactions. The OBCA generally provides that any person who acquires 15% or more of a corporation’s voting stock (thereby becoming an “interested shareholder”) may not engage in certain “business combinations” with the target corporation for a period of three years following the time the person became an interested shareholder, unless (i) the board or directors has approved, prior to the interested shareholder’s acquisition of stock, either the business combination or the transaction that resulted in the person becoming an interested shareholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested shareholder, that person owns at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by persons who are both directors and officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or (iii) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least two-thirds of the outstanding voting stock not owned by the interested shareholder.

Amendment of articles of incorporation and bylaws.    The OBCA authorizes a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation without shareholder approval. Other amendments to a corporation’s articles of incorporation must be recommended to the shareholders by the board of directors, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment. The Company’s bylaws may be adopted, altered, amended or repealed by a majority vote of our board of directors, subject to the concurrent power of the shareholders to adopt, alter, amend or repeal the bylaws.

Restrictions on ownership under applicable law

The Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of our common stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of our common stock under the Change in Bank Control Act. Any holder of 25% or more of our common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the Bank Holding Company Act.

Underwriting

We are offering the shares of our common stock described in this prospectus through D.A. Davidson & Co., as representative of the several underwriters (the “Underwriters”). We have entered into an underwriting agreement with the Underwriters, dated                     , 2009 (the “Underwriting Agreement”). Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriter of shares	Number

D.A. Davidson & Co.
FIG Partners LLC
Howe Barnes Hoefer & Arnett, Inc.

Total

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the Underwriters.

In connection with this offering, the Underwriters or securities dealers may distribute prospectuses electronically.

Director and officer participation

Our management, directors, principal shareholders, or their affiliates may acquire shares in this offering. Furthermore, any purchases by management, directors, principal shareholders, or their affiliates must be made on the same terms and conditions as purchases by nonaffiliated investors and with a view toward investment, not resale.

Over-allotment option

We have granted to the Underwriters an option to buy          additional shares of our common stock. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The Underwriters have thirty (30) days from the date of this prospectus to exercise this option.

Commissions and discounts

Shares of common stock sold by the Underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares of common stock sold by the Underwriters to securities dealers may be sold at a discount of up to $         per share from the public offering price. Any of these securities dealers may resell any shares of common stock purchased from the Underwriters to other brokers or dealers at a discount of up to $         per share from the public offering price. If all the shares of common stock are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

The following table shows the per share and total underwriting discounts and commissions we will pay to the Underwriters, assuming both no exercise and full exercise of the Underwriters’ option to purchase an additional          shares of common stock:

	No exercise	Full exercise

Per Share Total	$	$

Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including legal, accounting and printing costs and various other fees associated with this offering, will be approximately $            .

No sales of similar securities

We and our executive officers and directors have entered into lock-up agreements with the Underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representatives, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exercisable or exchangeable for our common stock. These restrictions will be in effect for a period of ninety (90) days after the date of this prospectus. At any time and without public notice, the representatives may, in their sole discretion, release all or some of the securities from these lock-up agreements.

The 90-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

Indemnification and contribution

We have agreed to indemnify the Underwriters and their affiliates and controlling persons against certain liabilities. If we are unable to provide this indemnification, we will contribute to the payments the Underwriters, their affiliates and their controlling persons may be required to make in respect of those liabilities.

NASDAQ listing

Our common stock is listed on the NASDAQ Global Select Market under the symbol “PCBK.”

Price stabilization and short positions

In connection with this offering, the Underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids;

•	syndicate covering transactions; and

•	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the Underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the Underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the NASDAQ, in the over-the-counter market or otherwise.

In addition, in connection with this offering the Underwriters may engage in passive market making transactions in our common stock on NASDAQ prior to the pricing and completion of this offering. Passive market making consists of displaying bids on NASDAQ no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Affiliations

The Underwriters and their affiliates have provided and may continue to provide certain commercial banking, financial advisory and investment banking services for us for which they receive fees.

The Underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Legal matters

Certain legal matters with respect to the validity of the common stock offered hereby have been passed upon for us by Graham & Dunn PC. Stuart | Moore is acting as counsel for the Underwriters in connection with certain legal matters relating to the shares of common stock offered hereby.

Experts

Our consolidated financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of Pacific Continental Corporation’s internal control over financial reporting, have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

          shares

Common stock

D.A. Davidson & Co.

Sole Book-Running Manager

FIG Partners LLC	Howe Barnes Hoefer & Arnett

Part II

Information not required in prospectus

Item 13.	Other expenses of issuance and distribution.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by Pacific Continental (except any underwriting discounts and commissions and expenses incurred for brokerage, accounting, tax or legal services or any other expenses incurred in disposing of the shares). All amounts shown are estimates except the SEC registration fee and FINRA filing fee.

SEC registration fee		$2,245.95
FINRA filing fee	$	*
Fees and expenses of accountants	$	*
Fees and expenses of counsel	$	*
Stock exchange listing fees	$	*
Printing fees and expenses	$	*
Transfer agent fees	$	*
Miscellaneous	$	*
Total	$	*
*	To be completed by amendment

Item 14.	Indemnification of directors and officers.

Sections 60.387 through 60.414 of the Oregon Revised Statutes (“ORS”) contain specific provisions relating to indemnification of directors and officers of Oregon corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director meets a certain standard of conduct, provided that when a director is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute. In addition, the statute provides that a corporation may purchase and maintain insurance on behalf of a director or officer against liability asserted against or incurred by the individual even if the corporation has no power to indemnify the individual against the same liability.

The Amended and Restated Articles of Incorporation of Pacific Continental provide, among other things, for the mandatory indemnification of directors and officer-directors in connection with any personal legal liability, including judgments, penalties, fines, settlement, and reasonable expenses, including attorneys’ fees, incurred by the individual by reason of the fact that such person is or was a director or officer-director, unless the liability and expenses were on account of conduct finally adjudged to have been “egregious” conduct. “Egregious” conduct is defined in the Amended and Restated Articles of Incorporation as acts or omissions that involve intentional misconduct, a knowing violation of law, participation in any transaction from which the person will personally receive a benefit in money, property or services to which that person is not legally entitled, an unlawful distribution under the Oregon Bank Act, and conduct for which the person is adjudged liable to the corporation. The Amended and Restated Articles of Incorporation also provide for the mandatory advancement of reasonable expenses incurred, in advance of the disposition of the action, suit or proceeding, upon receipt by Pacific Continental of a written, unsecured promise by the person to repay such amounts advanced if it is finally adjudged that the person is not eligible for indemnification. The Amended and Restated Articles of Incorporation also include a provision that eliminates the personal liability of directors and officer-directors of Pacific Continental to Pacific Continental or its shareholders for monetary damages for conduct as a director or officer-unless the conduct is finally adjudged to have been egregious.

Item 15.	Recent sales of unregistered securities.

On January 7, 2009, the Company sold to accredited institutional investors 750,000 shares of common stock in a private placement. The aggregate offering price of the shares was $10,125,000. Wunderlich Securities, Inc. served as financing agent for the offering, for which the Company paid it a fee equal to four percent of the aggregate offering price, or $405,000. The issuance of the shares was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, pursuant to Regulation D. The Company registered the resale of the shares pursuant to a Registration Statement on Form S-1 declared effective on April 14, 2009.

Item 16.	Exhibits and financial statement schedules.

(a) Exhibits

Exhibit no.	Description of exhibits
1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Articles of Incorporation(1)

3.2	Amended and Restated Bylaws(2)

5.1	Opinion of Graham & Dunn PC regarding legality of securities

10.1	1999 Employee Stock Option Plan(3)

10.2	1999 Directors’ Stock Option Plan(3)

10.3	Amended 2006 Stock Option and Equity Compensation Plan(4)

10.4	Form of Restricted Stock Award Agreement(5)

10.5	Form of Stock Option Award Agreement(5)

10.6	Form of Restricted Stock Unit Agreement(5)

10.7	Form of Stock Appreciation Rights Agreement(5)

10.8	Change of Control/Salary Continuation Agreement for Michael Reynolds(6)

10.9	Change of Control/Salary Continuation Agreement for Daniel Hempy(6)

10.10	Change of Control/Salary Continuation Agreement for Basant Singh(7)

10.11	Executive Employment Agreement for Roger Busse(8)

Exhibit no.	Description of exhibits
10.12	Executive Employment Agreement for Hal Brown(8)

10.13	Amendment to Executive Employment Agreement for Roger Busse(9)

10.14	Amendment to Executive Employment Agreement for Hal Brown(9)

10.15	NWB Financial Corporation Employee Stock Option Plan(10)

10.16	NWB Financial Corporation Director Stock Option Plan(10)

10.17	Director Fee Schedule, Effective May 1, 2009(11)

10.18	Director Stock Trading Plan(8)

10.19	Form of Common Stock Purchase Agreement between the Company and each of the Purchasers, dated as of January 6, 2009(13)

10.20	Form of Registration Rights Agreement between the Company and each of the Purchasers, dated as of January 6, 2009(13)

21.1	Subsidiaries(12)

23.1	Consent of Graham & Dunn PC (contained in its opinion filed as Exhibit 5.1)

23.2	Consent of Moss Adams LLP, independent registered public accounting firm

24.1	Power of Attorney (included on signature page to the Registration Statement)

(1)	Incorporated by reference to Exhibit 3 of the Company’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2007.

(2)	Incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2008.

(3)	Incorporated by reference to Exhibits 99.1—99.4 of the Company’s Form S-8 Registration Statement (File No. 333-109501).

(4)	Incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2009.

(5)	Incorporated by reference to Exhibits 99.1—99.5 of the Company’s Form S-8 Registration Statement (File No. 333-134702).

(6)	Incorporated by reference to Exhibits 10.3 and 10.4 of the Company’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2005.

(7)	Incorporated by reference to Exhibit 10.10 of the Registration Statement on Form S-4 (File No. 333-128968).

(8)	Incorporated by reference to Exhibits 10.9, 10.10 and 10.14 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

(9)	Incorporated by reference to the Company’s Current Report on Form 8-K filed April 21, 2009.

(10)	Incorporated by reference to Exhibits 99.1 and 99.2 of the Company’s Form S-8 Registration Statement (File No. 333-130886).

(11)	Incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2009.

(12)	Incorporated by reference to Item 1, “Business—General”, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

(13)	Incorporated by reference to Exhibits 10.1 and 10.2 of the Company’s Current Report on Form 8-K filed January 8, 2009.

*	To be filed by amendment.

(b) Financial statement schedules—none

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eugene, State of Oregon on September 16, 2009.

PACIFIC CONTINENTAL CORPORATION

By:	/s/ Hal M. Brown
Hal M. Brown, Chief Executive Officer

Each person whose signature appears below appoints Hal M. Brown and Michael A. Reynolds, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any registration statement (including any amendment thereto) of the Registrant to be filed after the date hereof pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in fact and agents or any of them or their or his or her substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated, on September 16, 2009.

Signature	Title

/s/ Hal M. Brown Hal M. Brown	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Michael A. Reynolds Michael A. Reynolds	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Robert A. Ballin Robert A. Ballin	Chairman of the Board of Directors

/s/ Donald G. Montgomery Donald G. Montgomery	Vice Chairman of the Board of Directors

/s/ Cathi Hatch Cathi Hatch	Director

/s/ Michael S. Holcomb Michael S. Holcomb	Director

Signature	Title

/s/ Michael D. Holzgang Michael D. Holzgang	Director

/s/ Donald L. Krahmer, Jr. Donald L. Krahmer, Jr.	Director

/s/ John H. Rickman John H. Rickman	Director

/s/ R. Jay Tejera R. Jay Tejera	Director

Exhibit index

Exhibit no.	Description of exhibits
1.1*	Form of Underwriting Agreement

3.1	Amended and Restated Articles of Incorporation(1)

3.2	Amended and Restated Bylaws(2)

5.1	Opinion of Graham & Dunn PC regarding legality of securities

10.1	1999 Employee Stock Option Plan(3)

10.2	1999 Directors’ Stock Option Plan(3)

10.3	Amended 2006 Stock Option and Equity Compensation Plan(4)

10.4	Form of Restricted Stock Award Agreement(5)

10.5	Form of Stock Option Award Agreement(5)

10.6	Form of Restricted Stock Unit Agreement(5)

10.7	Form of Stock Appreciation Rights Agreement(5)

10.8	Change of Control/Salary Continuation Agreement for Michael Reynolds(6)

10.9	Change of Control/Salary Continuation Agreement for Daniel Hempy(6)

10.10	Change of Control/Salary Continuation Agreement for Basant Singh(7)

10.11	Executive Employment Agreement for Roger Busse(8)

10.12	Executive Employment Agreement for Hal Brown(8)

10.13	Amendment to Executive Employment Agreement for Roger Busse(9)

10.14	Amendment to Executive Employment Agreement for Hal Brown(9)

10.15	NWB Financial Corporation Employee Stock Option Plan(10)

10.16	NWB Financial Corporation Director Stock Option Plan(10)

10.17	Director Fee Schedule, Effective May 1, 2009(11)

10.18	Director Stock Trading Plan(8)

10.19	Form of Common Stock Purchase Agreement between the Company and each of the Purchasers, dated as of January 6, 2009(13)

10.20	Form of Registration Rights Agreement between the Company and each of the Purchasers, dated as of January 6, 2009(13)

21.1	Subsidiaries(12)

23.1	Consent of Graham & Dunn PC (contained in its opinion filed as Exhibit 5.1)

23.2	Consent of Moss Adams LLP, independent registered public accounting firm

24.1	Power of Attorney (included on signature page to the Registration Statement)

(1)	Incorporated by reference to Exhibit 3 of the Company’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2007.

(2)	Incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2008.

(3)	Incorporated by reference to Exhibits 99.1—99.4 of the Company’s Form S-8 Registration Statement (File No. 333-109501).

(4)	Incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2009.

(5)	Incorporated by reference to Exhibits 99.1—99.5 of the Company’s Form S-8 Registration Statement (File No. 333-134702).

(6)	Incorporated by reference to Exhibits 10.3 and 10.4 of the Company’s Quarterly Report on Form 10-Q for the Quarter ended March 31, 2005.

(7)	Incorporated by reference to Exhibit 10.10 of the Registration Statement on Form S-4 (File No. 333-128968).

(8)	Incorporated by reference to Exhibits 10.9, 10.10 and 10.14 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

(9)	Incorporated by reference to the Company’s Current Report on Form 8-K filed April 21, 2009.

(10)	Incorporated by reference to Exhibits 99.1 and 99.2 of the Company’s Form S-8 Registration Statement (File No. 333-130886).

(11)	Incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2009.

(12)	Incorporated by reference to Item 1, “Business—General”, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

(13)	Incorporated by reference to Exhibits 10.1 and 10.2 of the Company’s Current Report on Form 8-K filed January 8, 2009.

*	To be filed by amendment.